MAIL STOP 03-08
	March 30, 2005

Robert E. Price
Chairman of the Board and Interim CEO
PriceSmart, Inc.
9740 Scranton Rd
San Diego, CA 92121-1745

	RE:	PriceSmart, Inc.
		Registration Statement on Form S-1
		Commission File No. 333-123076
		Filed on March 2, 2005

Dear Mr. Price:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

General

1. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in net warehouse club sales from the first quarter 2004 to the first quarter 2005 is primarily due to improvements in merchandising. Please explain the merchandising improvements you implemented and why these improvements led to higher average sale per transaction figures. As another example, where you discuss the fluctuations in your "losses of unconsolidated affiliates" line item, you indicate that the fluctuations are a result of fluctuations in the underlying earnings/losses of your equity method investees. Please revise to explain the reasons for the fluctuations in the earnings/losses of your equity method investees. See SEC Release No. 33-8350.

2. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in your warehouse club operating expenses from the first quarter 2004 to the first quarter 2005, please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

3. We note your disclosure that comparable warehouse club sales include sales for those warehouse clubs open at least 12 full months.
Does this mean that a store open for 1 month in the prior period and
11 months in the current period is included in comparable warehouse club sales? If so, please tell us why you believe this measure represents your "comparable" warehouse club sales. Also revise your disclosure to clarify that the measure could be skewed by stores only open a short period of time in the prior period. Also disclose whether there have been any revisions to your methodology for calculating comparable warehouse club sales in the last three years.
Finally, please expand your disclosure of how you calculate the change in comparable store sales from period to period to include how you treat stores that were closed during the period

4. Please tell us why your comparable warehouse club sales data on page 17 uses a cut-off date of September 5, 2004 and covers a 53-week period while the comparative data for the prior year uses a cut-off date of August 31, 2003, your fiscal year-end, and a 52-week period.

Comparison of First Quarter 2005 to First Quarter 2004, page 15

5. You disclose on page 16 that other income, excluding licensee fees, decreased to $1.1 million in the first quarter of fiscal 2005 from $1.6 million in the first quarter of fiscal 2004. It appears, however, that both of these amounts include licensee fee income. Please revise or advise.

6. Your presentation on page 15 of your warehouse gross margin excluding the impact of foreign exchange gains and losses represents a non-GAAP measure subject to the disclosure and reconciliation requirements in Item 10(e) of Regulation S-K. Please consider revising your discussion so that you quantify and discuss the impact of foreign exchange gains and losses on your gross margin without presenting your gross margin excluding the impact of such charges. Otherwise, if you intend to retain this non-GAAP measure in your filing, please note that you must meet the burden of demonstrating the usefulness of this and any other non-GAAP measure which excludes recurring type items. In this regard, you will need to disclose the following information in your filing:
* The manner in which you use the non-GAAP measure to conduct or evaluate your business;
* The economic substance behind your decision to use such a measure;
* The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* The substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.
In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles the non-
GAAP measure to your gross margin as calculated in accordance with GAAP. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the Staff`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available at www.sec.gov.

Liquidity and Capital Resources, page 21

7. You indicate on page 14 that you plan to open a warehouse club in
Costa Rica during the second half of calendar year 2005 and disclose on page 15 that you terminated the license agreement with your China licensee subsequent to the end of the first fiscal quarter of 2005.
You also state on page 31 that you completed the closure of your PSMT
Mexico, S.A. de C.V. warehouse club operations during fiscal year 2005. If material, please quantify the estimated impact on your future results of operations and cash flows of each of these items.

Contractual Obligations, page 26

8. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Critical Accounting Estimates, page 26

9. Please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the accounting policy disclosures in the financial statement footnotes. Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, please describe in more detail the methodology and assumptions or estimates you use to evaluate long-lived assets for impairment, including how you determine fair value.
Additionally, in view of the asset impairment charges you recorded in fiscal years 2003 and 2004, discuss how sensitive the amount of the impairment loss would be to changes in your assumptions and judgments. Also indicate the likelihood of additional impairments in the future.

Consolidated Annual Financial Statements

Balance Sheets, page F-3

10. Since you have shares in treasury stock, the number of common shares issued should not equal the number of common shares outstanding as you have disclosed on the face of your balance sheet.
Please revise the number of shares issued as of each balance sheet date to include both shares outstanding and those held in treasury.

Notes to Consolidated Annual Financial Statements

General

11. Please provide us with your significance tests under Rule 3-09 of
Regulation S-X for fiscal years 2004 and 2003 for your equity method investment in PSMT Mexico, S.A. de C.V. Please ensure that any impairment write-down or other activity related to this investment is included in your significance computations. If your response indicates your investment does not meet the Rule 3-09 significance levels, please provide the summarized financial information required by Rule 4-08(g) of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies, page F-8

12. Please disclose the types of expenses that you include in the cost of goods sold line items and the types of expenses that you include in the selling, general and administrative expenses line items. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

13. We note your disclosure that consideration received from vendors is classified as a reduction of cost of goods sold pursuant to EITF
02-16. Please disclose the nature of the various types of consideration you receive from your vendors and the terms of the arrangements under which you receive such consideration. To the extent that any of your allowances or credits are receivable only if you complete a specified cumulative level of purchases or remain a customer for a specified time period, please disclose whether you record the allowances or credits as progress is made toward earning the allowance or credit, or whether the allowances or credits are only recognized upon achievement of milestones. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statement of operations line items.
Also, if you receive cooperative advertising fees from your vendors, please disclose the amount of cooperative advertising funds netted against each statement of operations expense line item for each period presented. Finally, we note your disclosure in MD&A that "other income" revenues include advertising revenues and vendor promotions. Please help us understand how this disclosure is consistent with your financial statement footnote disclosure regarding vendor promotions and tell us why your classification of any vendor promotions as revenues is appropriate under GAAP. Also tell us whether advertising revenues relate to cooperative advertising amounts received from vendors, and if so, tell us how your classification of such vendor payments as revenues is acceptable under EITF 02-16.

14. Please disclose the total amount charged to advertising expense for each period presented and the line item in which these amounts are included. See paragraph 49 of SOP 93-7.

15. We note your disclosure that leasehold improvements are amortized over a period longer than the initial lease term as management believes it is "probable" that the renewal options in the underlying leases will be exercised. Please revise your disclosure to clarify, if true, that leasehold improvements are amortized over a period to include renewal options only to the extent exercise of the renewal options is "reasonably assured," as that term is contemplated in SFAS
13. Please note that reasonably assured is a higher standard than probable. If leasehold improvements are amortized over renewal periods that are not reasonably assured of being exercised, please tell us how you plan to revise your financial statements to comply with GAAP.

Note 4 - Earnings (Loss) Per Share, page F-13

16. Please disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. See paragraph 40(c) of SFAS 128.

Note 6 - Stock Option Plan and Equity Participation Plan, page F-
13

17. Your Summary Compensation Table on page 45 indicates that your interim CEO does not receive any compensation for his services. Please supplementally tell us how you account for his donated services, including whether the fair value of these services is expensed and treated as contributed capital and why or why not. Please reference the applicable authoritative literature which supports your accounting.

Note 8 - Asset Impairment and Closure Costs, page F-15

18. We note that you closed four warehouse clubs during the fiscal year 2003-2004 timeframe, including your only warehouse club in Guam.
Please tell us supplementally what consideration you gave to showing the closure of any or all of these warehouse clubs as discontinued operations pursuant to SFAS 144. Also refer to EITF 03-13, as applicable.

Note 9 - Commitments and Contingencies, page F-16

19. You indicate that the ultimate resolution of the legal proceedings and claims will not have a material adverse effect on your financial condition, operating results, cash flow or liquidity.
This statement appears to be inconsistent with certain of your other disclosures, such as your statements that "there can be no assurance...that any resolution will not have a material adverse effect" on your company and that you "may incur substantial losses as a result of an award of damages to the plaintiffs." To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these contingent liabilities, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Refer to paragraph 9 of SFAS 5. See also the guidance provided in SAB Topic 5-Y and SOP 96-1. Please also disclose your policy for recording expected insurance recoveries related to your contingent liabilities and confirm that you do not net expected insurance recoveries against the related liabilities.

Note 12 - Debt, page F-23

20. Please disclose the weighted-average interest rate on your short-term borrowings outstanding as of the date of each balance sheet presented. See Rule 5-02(19)(b) of Regulation S-X.

21. Please disclose the carrying amount of assets pledged as collateral under your short and long-term debt obligations. See paragraphs 18-19 of SFAS 5 and Rule 4-08(b) of Regulation S-X.

22. We note that as of August 31, 2004 and November 30, 2004, you were in violation of several debt covenants for which you had not received waivers. We also note that violation of such covenants makes certain of your debt callable. Yet it appears you have classified the related debt obligations according to their original contractual maturities. Considering relevant accounting guidance, such as SFAS 78 and EITF 86-30, please supplementally explain to us in detail why each of the borrowings where you were in violation of debt covenants at period end should not be classified as current liabilities.

Note 14 - Convertible Preferred Stock, page F-29

23. Please tell us supplementally how you allocated the proceeds of
the Series A Preferred Stock between the detachable warrants and the
convertible preferred stock.  Ensure your response addresses how your
allocation method complies with the requirement in paragraph 5 of EITF 00-27 that you allocate the proceeds to the warrants and the convertible preferred stock on a relative fair value basis.
Please
also show us how you further allocated the value of the
convertible
preferred stock between the preferred stock and the conversion feature in the stock. Ensure your allocation to the conversion feature takes into consideration the effective (as opposed to stated)
conversion rate of the preferred stock. Also note we would expect the value assigned to both the detachable warrants and the embedded conversion feature, i.e., the total discount on the preferred stock
issuance, to be recognized as a reduction of net income available to
common shareholders over the minimum period from the date of issuance
to the date at which the warrants are exercisable and the
preferred
shares are convertible.   Please tell us how your accounting
complies
with this expectation.

Note 16 - Segments, page F-30

24. Based on your disclosures, it appears that you have identified four SFAS 131 reportable segments, based on differences in the geographic areas of your warehouse stores. If our understanding is incorrect, please advise. Otherwise, please revise your statement that you operate your company "as a single reportable segment based on geographic area" to clarify accordingly. Refer to paragraph 26.a.
of SFAS 131. Please also revise to disclose depreciation and amortization expense by reportable segment (refer to paragraph 27.e.
of SFAS 131) and to provide the applicable disclosures required by paragraph 28 of SFAS 131.

25. Based on your disclosures, we understand that your warehouse sales consist of several categories of products and services, such as perishable foods, basic consumer products, food services, bakery services, tire center services, photo center services, pharmacy services, and optical services. Please revise your filing to provide the revenue disclosures by product and service group required by paragraph 37 of SFAS 131. If you believe that other product and service categories are more appropriate, please advise.


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 824-5455. In his absence, direct your questions to Robyn Manuel at (202) 942-
7786
or George F. Ohsiek, Jr. at (202) 942-2905. Any other questions regarding disclosure issues may be directed to me at (202) 942-1900.

				Sincerely,



				H. Christopher Owings
				Assistant Director